EXHIBIT 99.3

                          VIDESH SANCHAR NIGAM LIMITED
                        Videsh Sanchar Bhavan, M.G. Road,
                             Fort, Mumbai -- 400 001

                                                          Press Release No. 5/02
                                                      MUMBAI 13TH FEBRUARY, 2002


                 TATA GROUP INKS SHAREHOLDERS' AGREEMENT ON VSNL

      The TATA group today signed the Shareholders' Agreement with the Government of India for acquisition of a 25% stake in Videsh Sanchar Nigam Limited (VSNL). The ceremony organized at the Taj Hotel, in Mumbai was graced by UNION MINISTER OF COMMUNICATIONS & INFORMATION TECHNOLOGY and PARLIAMENTARY AFFAIRS, SHRI PRAMOD MAHAJAN. Also present at the occasion were Shri RATAN TATA, CHAIRMAN, TATA SONS & SHRI S.K. GUPTA, MANAGING DIRECTOR, VSNL.

      Speaking at the signing ceremony, SHRI PRAMOD MAHAJAN said, "IT IS A MATTER OF GREAT PRIDE FOR OUR GOVERNMENT TO HAVE SUCCESSFULLY TAKEN THE DISINVESTMENT PROCESS FORWARD. IT ONLY PROVES THE GRIT AND DETERMINATION OF OUR GOVERNMENT TO TRANSFORM INDIA INTO A VIBRANT AND PROGRESSIVE STATE." He further added, "I AM HAPPY THAT THE TATAS HAVE SUCCESSFULLY BID FOR VSNL. I AM SURE THEY WOULD TAKE THE COMPANY FROM STRENGTH TO STRENGTH."

      "WE  HAVE  GREAT  RESPECT  FOR ALL  THAT  VSNL HAS  ACHIEVED  THROUGH  ITS
DEDICATED AND EXTREMELY COMPETENT WORK FORCE. THE PEOPLE AND CAPABILITIES RESIDENT IN VSNL WILL BE A CRITICAL COMPONENT OF THE TATA GROUP`S TELECOM STRATEGY, AND THE PARTNERSHIP BETWEEN OUR ORGANISATIONS WILL HELP US IN PROVIDING END-TO-END WORLD-CLASS TELECOM SERVICES TO THE INDIAN PUBLIC," SAID SHRI RATAN TATA, CHAIRMAN, TATA SONS.

      Commenting on the way forward for VSNL, SHRI S.K. GUPTA, MANAGING DIRECTOR, VSNL said, "I AM CONFIDENT THAT THE TATA-VSNL COMBINE WOULD BE ABLE TO LEVERAGE THEIR RESPECTIVE STRENGTHS TOGETHER AND EVOLVE AN EFFECTIVE AND AGGRESSIVE BUSINESS STRATEGY. THIS I AM SURE WOULD BENEFIT BOTH THE SHAREHOLDERS AND THE PUBLIC AT LARGE."

      VSNL, a domestic and NYSE listed company with a FY2001 turnover of Rs. 7,996 crore, has workforce of around 3,000 employees. The company over the years has built up a very strong position in international long distance (ILD) services, internet services and other value-added services. It also possesses a long distance (NLD) license.


                                                By: /S/ G.C. BANIK
                                                    ----------------------------
                                                    (Dr. G.C. Banik)
                                                    CHIEF GENERAL MANAGER (PR)

COPY FORWARDED TO: the news Editor/Chief Reporter/correspondence of various Newspapers and News Agencies/PIB/AIR stock exchange for favour of kind coverage
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